 EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

dated as of June 19, 2019

by and among

NMG LONG BEACH, LLC

and

THE AIRPORT COLLECTIVE, INC.

GREEN LIGHT DISTRICT HOLDINGS, INC.

ASSET PURCHASE AGREEMENT

This asset purchase agreement (the “Agreement”), is made and entered into effective as of June 19, 2019 by and between the Airport Collective, Inc., a California non-profit mutual benefit corporation (“Airport”), Green Light District Holdings, Inc., a Delaware corporation (“GLDH” and together with Airport, “Seller”) and NMG Long Beach, LLC, a California limited liability company (“Buyer”). As used herein, Seller and Buyer shall collectively be referred to as the “Parties” and each as a “Party”.

WHEREAS, in connection with the Master Settlement and Release Agreement (the “Settlement Agreement”) and subject to the terms and conditions set forth herein, Seller wishes to sell and assign to Buyer the rights and obligations of Seller to the Purchased Assets and the Assumed Liabilities;

WHEREAS, subject to the terms and conditions set forth herein, Buyer wishes to purchase and assume from Seller, the rights and obligations of Seller to the Purchased Assets and the Assumed Liabilities;

WHEREAS, as a condition to the Buyer entering into this Agreement, Seller and Buyer shall execute the Transaction Documents contemporaneously herewith; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS, ACKNOWLEDGEMENT

Section 1.01 Definitions. The undefined capitalized terms set forth in this Agreement shall have the meaning prescribed in Schedule I attached hereto and incorporated herein.

Section 1.02 Acknowledgement. Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.

ARTICLE II

ARTICLE I PURCHASE AND SALE

Section 2.01 Purchase and Sale of the Purchased Assets. Subject to the terms and conditions set forth herein, on the Closing Date, Seller shall sell, convey, assign, transfer, and deliver to Buyer, and Buyer shall purchase from Seller, all of Seller’s right, title, and interest in and to the Purchased Assets. As used herein, “Purchased Assets” mean all of Seller’s right, title, and interest in and to all of the assets used by Seller (other than the Excluded Assets), which relate to, or are used or held for use in connection with, the Business, including, without limitation:

(a)	all Accounts Receivable;

(b)	all Inventory, to the extent permitted by Applicable Law;

(c)	all Assigned Contracts;

(d)	all Permits, to the extent permitted by Applicable Law;

(e)	all Tangible Personal Property;

(f)	all Repayment Rights;

(g)	all of Seller’s rights under warranties, indemnities, and all similar rights against third-parties to the extent related to any Purchased Assets;

(h)	all insurance benefits, including rights and proceeds, arising from or relating to the Business or the Purchased Assets;

(i)	all Books and Records;

(j)	all goodwill and the going concern value of the Purchased Assets and the Business;

(k)	the POS System data (including all customer data, customer lists, and vendor contacts); and

(l)	all Enumerated Assets.

Notwithstanding any provision in this Agreement to the contrary, Buyer shall not purchase any of the Excluded Assets.

Section 2.02 Assumed Liabilities. Subject to the terms and conditions set forth herein, as of the Closing Date, Buyer shall assume and agree to pay, perform, and discharge the Assumed Liabilities. As used herein, “Assumed Liabilities” shall mean: (a) all Liabilities in respect of the Assigned Contracts; and (b) the Enumerated Liabilities. Notwithstanding any provision in this Agreement to the contrary, Buyer shall not assume and shall not be responsible to pay, perform, or discharge any Excluded Liability. At the time of execution of this Agreement, the Seller has identified certain known liabilities on the Disclosure Schedule (the “Known Liabilities”). The Known Liabilities are considered Excluded Liabilities under this Agreement.

Section 2.03 Assumption of Management. The Parties shall enter into the Management Assignment Agreement attached hereto as Schedule VIII and entered into contemporaneously herewith (the “Management Assignment Agreement”). The Buyer shall assume all management and control of the Business on either: (a) July 15, 2019; or (b) an earlier or later date to be mutually agreed upon by the Parties in writing (the “Transition Date”).

Section 2.04 Purchase Price. The aggregate value of purchase price for the Purchased Assets shall be Six Million Seven Hundred Thousand Dollars ($6,700,000.00) (the “Purchase Price”) to be paid to Seller, subject to the terms and conditions of this Agreement, in the substance and form as follows:

(a) Amended Note Forgiveness. Buyer and the sole shareholder of Seller holding one hundred percent (100%) of the rights related to the Purchased Assets, Green Light District Holdings, Inc., a Delaware corporation (the “GLDH”), previously entered into a binding interim purchase agreement (the “Prior Agreement”) and in connection therewith, GLDH issued Buyer senior secured convertible notes (the “GLDH Notes”) to Buyer’s parent entity, Body and Mind Inc., a Nevada corporation (BaM”) in the aggregate amount of Five Million Two Hundred Thousand Dollars ($5,200,000.00) (the “Principal Amount”). The GLDH Notes are secured with a General Security Agreement and UCC-1 Financing Statement in all U.S. states where GLDH has assets. The Parties have entered into the Loan Agreement, Guaranty, and Security Agreement attached to the Settlement Agreement as Exhibit A replacing the Prior Agreement (the “Loan Documents”). As part of the Loan Documents, Seller has agreed to become a Guarantor under the GLDH Notes, pledging the Purchased Assets as collateral as set forth in the Loan Documents. Subject to the terms and conditions of this Agreement, including but not limited to, Section 2.04(c)(i), the Principal Amount (as set forth in the Loan Documents) shall be applied to the Purchase Price at the Closing and all other amounts owing under the Loan Documents shall be forgiven and Seller shall be released from liability in connection with the Loan Documents.

(b) Share Payment. The remaining portion of the Purchase Price shall be paid with One Million Five Hundred Thousand Dollars ($1,500,000.00) of BaM’s common shares at a price of $0.7439 CAD per share and an exchange rate of 1.3296 (the “Share Value Calculation”) for a total possible payment of Two Million Six Hundred and Eighty One Thousand Six (2,681,006) shares, subject to the Share Payment Reductions set forth in Section 2.04(c) below (the “Share Payment”). The Share Payment shall be subject to the mandatory six (6) month exchange holding period. Within two (2) business days following the Transition Date, the Buyer shall initiate the process to issue the Share Payment, which shall be withheld, in its entirety, by Buyer or third-party escrow agent at Buyer’s sole discretion until Closing. The Withheld Shares shall subject to Section 2.04(c), and in no event shall Buyer be granted any rights with respect to the Withheld Shares prior to the Closing.

(c) Share Payment Reductions.

(i) Liabilities Deduction. Notwithstanding any provision in this Agreement to the contrary, on the Transition Date, the Parties shall evaluate the value of the Business’s total liabilities by calculating the value of the current sum of all Known Liabilities and other outstanding liabilities, not including the Assumed Liabilities, offset by: (a) the Business’s available cash; plus (b) the value of the Business’s inventory; plus (c) Fifty Thousand Dollars ($50,000.00) to determine the outstanding liabilities as of the Transition Date; (the “Pre-Closing Liabilities”). The Share Payment shall be reduced by the amount of the Pre-Closing Liabilities as determined by the Parties. For the purposes of example, if the Parties determine that on the Transition Date, the Pre-Closing Liabilities equal Five Hundred Thousand Dollars ($500,000.00), the Share Payment shall be reduced such that the total Share Payment (including the Withheld Shares) shall be One Million Dollars ($1,000,000.00) of BaM’s common shares at the Share Value Calculation for a total of One Million Seven Hundred and Eighty Seven Thousand Three Hundred Thirty Seven (1,787,337) shares. In the event the Pre-Closing Liabilities exceed One Million Five Hundred Thousand Dollars ($1,500,000.00), Buyer shall have no obligation to make the Share Payment set forth herein and upon Closing, the Buyer shall reduce its forgiveness of the Loan Documents by the amount of the Pre-Closing Liabilities in excess of One Million Five Hundred Thousand Dollars ($1,500,000.00). For the purposes of example, if the Pre-Closing Liabilities equal One Million Six Hundred Thousand Dollars ($1,600,000.00), all but One Hundred Thousand Dollars ($100,000.00) of the outstanding amount under the Loan Documents shall be forgiven upon Closing in accordance with Section 2.04(a). The remaining One Hundred Thousand Dollars ($100,000.00) outstanding under the Loan Documents shall accrue interest and be subject to the terms and conditions of the Loan Documents.

(ii) Litigation Loan Deduction. Notwithstanding any provision in this Agreement to the contrary, in the event the Litigation Loan has not been paid in full prior to Closing, Buyer reserves the right to withhold the number of shares equal of the value of the outstanding principal and interest of the Litigation Loan until such amounts have been paid in full.

(d) Contemporaneous Loan Forgiveness. The Parties shall enter into the loan agreement attached to the Settlement Agreement as Schedule X (the “Contemporaneous Loan”). The Contemporaneous Loan shall be secured by the Guarantee Agreement wherein Seller shall guarantee re-payment of the Contemporaneous Loan (the “Contemporaneous Guarantee”). As part of the purchase price, Buyer shall provide forgiveness for all amounts owing under the Contemporaneous Loan at the Closing. In the event that the Closing does not occur, all amounts shall become due and payable in accordance with the terms and conditions of the Contemporaneous Loan.

(e) Assumption of Assumed Liabilities. On the Closing Date, Buyer shall assume the Assumed Liabilities.

(d) Transfer Taxes. Any and all transfer, documentary, sales, use, stamp, registration and such other Taxes and fees due in connection with the transaction contemplated by this Agreement shall be the responsibility of the Buyer.

Section 2.05 Allocation of Purchase Price. The Purchase Price and the Assumed Liabilities shall be allocated among the Purchased Assets for all purposes (including Tax and financial accounting) as shown on the Allocation Schedule. The Allocation Schedule shall be prepared in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended. Buyer and Seller shall file all Tax Returns in a manner consistent with the Allocation Schedule.

Section 2.06 Third Party Consents. To the extent that Seller’s rights under any Purchased Asset may not be assigned to Buyer without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller, at its expense, shall use its reasonable best efforts to obtain any such required consent(s) as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Purchased Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by Applicable Law and the Purchased Asset, shall act after the Closing as Buyer’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Purchased Asset, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer.

Section 2.07 Transaction Documents. Upon the Effective Date, the Parties shall execute all of the Transaction Documents.

ARTICLE III

ARTICLE II CLOSING

Section 3.01 Deliverables upon Execution. As a condition to Closing, upon execution of this Agreement, the Parties shall deliver executed versions of the Transaction Documents. Moreover, no Party shall be found to be in breach of the Transaction Documents from (or prior to) the Effective Date until the Closing Date.

Section 3.02 Pre-Approvals. As soon as practicable following the execution of this Agreement, The Parties shall seek to obtain approval from the City that: (i) the City will issue a new local commercial cannabis retail license (a “Local License”) for the real property located at 3411 E. Anaheim St. Long Beach, California 90802 (the “Licensed Premises”) to Buyer; and (ii) The City will allow Seller’s existing Local License at the Licensed Premises to remain active while Buyer’s new Local License application is processing at the local and state level. In addition, the Parties shall seek to obtain approval from the BCC that: (iii) the BCC will allow Seller’s state commercial cannabis retail license (a “State License”) at the Premises to remain active while Buyer’s new State License application is being processed at the state level (collectively, the “Pre-Approvals”). Upon such time that Buyer is able to confirm in writing that both the City and the BCC granted the Pre-Approvals (the “Regulatory Pre-Approval”) shall be deemed to have been received. The Sellers agree to use commercially reasonable efforts in seeking Regulatory Pre-Approval, including without limitation, contacting and promptly replying to correspondence and requests for information from the BCC analyst that is currently managing Seller’s state Permit and the contact person at the City who is authorized to assist commercial cannabis applicants.

Section 3.03 Closing Date. Upon the Closing Date, subject to the terms and conditions contained herein, Seller shall transfer to Buyer the Purchased Assets and Buyer shall transfer to Seller the Purchase Price (the “Closing Transfer”). The closing of the purchase and sale of the Purchased Assets (the “Closing”) shall take place on such date that is two (2) business days after the last of the conditions to the Closing set forth in this Article III have been satisfied or waived by electronic exchange of duly executed documents (the actual date, “Closing Date”).

Section 3.04 Conditions to Closing Obligations of the Parties. The respective obligations of the Sellers and Buyer as to the Closing Transfer shall be subject to the terms and conditions of this Agreement. The Closing Transfer shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any one or more of which may be waived (if permitted by Applicable Law) in writing by both Parties:

(a) Closing Regulatory Approval. The Parties shall have received City Approval to the Closing and BCC Approval to the Closing (collectively, “Closing Regulatory Approval”). In connection therewith, upon (or prior to) the Effective Date until the earlier of the termination of this Agreement in accordance with Article XI or the Closing Date, the Parties shall use good faith efforts to seek regulatory approval to then Closing Transfer, as set forth in this Section 3.1(a):

(i) City Approval. In order to purchase the Purchased Assets, the Parties acknowledge that Buyer is required to obtain a Local License for the Licensed Premises. In addition to a Local License, Buyer may be required to obtain additional permits and consents from the City in connection with acquiring the Purchased Assets and establishing operations at the Licensed Premises. Upon receipt of the Local License and upon such time that the Parties are able to confirm in a writing from the City that NMG is permitted to acquire the Purchased Assets and assume operations at the Licensed Premises, “City Approval to the Closing” shall be deemed to have been received. Upon execution of this Agreement, the Parties shall cooperate in filing a new Local License application for the Licensed Premises with Buyer as the applicant. Buyer shall be responsible for costs associated with the Local License application.

(ii) BCC Approval. In order to purchase the Purchased Assets, the Parties acknowledge that Buyer is required to obtain a State License from the BCC. Prior to the execution of this Agreement, Buyer has filed a State License application for the Licensed Premises with the BCC. In addition to acquiring a State License, Buyer may be required to obtain additional permits and consents from the BCC in connection with acquiring the Purchased Assets and establishing operations at the Licensed Premises. Upon receipt of the State License and upon such time that the Parties are able to confirm in a writing from the BCC that Buyer is permitted to acquire the Purchased Assets and assume operations at the Licensed Premises, “BCC Approval to the Closing” shall be deemed to have been received. Buyer shall be responsible for costs associated with the State License Application.

(I) Cooperation of Parties. In an effort to timely obtain the Closing Regulatory Approval, the Parties shall cooperate as follows:

(A) Upon mutual agreement of the Parties, the Buyer shall take the lead in communicating with the City regarding the Closing. Seller and Mr. Barakett shall cooperate in communicating with the City.

(B) Upon mutual agreement of the Parties, the Buyer shall take the lead in communicating with the BCC regarding the Closing. Seller and the Mr. Barakett shall cooperate in communicating with the BCC.

(C) Buyer shall directly and timely upload all disclosure information required about Buyer and its Affiliates as required by the BCC regarding the BCC Approval to the Closing.

(D) Each Party shall provide to the other Parties a copy of all communications received from the BCC or the City regarding the status of any Local License or State License at the Licensed Premises and/or regarding the approval/notification process described herein within forty eight (48) hours of such Party’s receipt;

(E) Each Party shall refrain from responding to any inquiry from, making any statement to, or filing any forms or documents with the BCC or the City relating to, or affecting, any Cannabis Permit, regarding the status of any Local License or State License at the Licensed Premises, and/or the regarding approval/notification process described herein, without first reasonably consulting with the other Parties; and

(F) All Parties shall cooperate to file with the BCC and the City such documents and forms and to provide such information as is reasonably requested to manage the consent process, provide requested information or otherwise maintain the Local License or State License at the Licensed Premises in good standing and to obtain Closing Regulatory Approval.

(b) No Injunctions or Other Legal Restraints. No injunction or other legal restraint or prohibition enacted, entered, promulgated, enforced or issued by any Governmental Authority preventing the consummation of the Closing shall have been issued and continue to be in effect.

(c) Absence of Proceedings. There shall not be pending or threatened any action or proceeding challenging or seeking to restrain or prohibit the consummation of the Closing.

Section 3.05 Conditions to Closing Obligations of the Sellers. The obligation of the Sellers to consummate the Closing Transfer and the other Closing obligations contemplated by this Agreement is subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any one or more of which may be waived (if permitted by Applicable Law) in writing by the Sellers (in their sole discretion):

(a) Buyer shall have performed, in all material respects, all covenants and agreements that are required under this Agreement, the Transaction Documents and any documents or agreements contemplated hereby, to be performed by Buyer prior to the Closing; and

(b) The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all respects (if not qualified by materiality) or in all material respects (if qualified by materiality) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

Section 3.06 Conditions to Closing Obligations of Buyer. The obligation of Buyer to deliver the Purchase Price and all other Closing obligations contemplated by this Agreement is subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any one or more of which may be waived (if permitted by Applicable Law) in writing by Buyer (in its sole discretion):

(a) The Seller shall have performed, in all material respects, all covenants and agreements that are required under this Agreement, Transaction Documents, and any documents or agreements contemplated hereby, to be performed by the Seller prior to the Closing;

(b) The representations and warranties of the Sellers set forth in this Agreement shall be true and correct in all respects (if not qualified by materiality) or in all material respects (if qualified by materiality) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects);

(c) There Seller shall have maintained its State License and Local License for the Licensed Premises up until the time that NMG receives its State License and Local License for the Licensed Premises;

(d) The Seller shall deliver the Lease Assignment attached hereto as Schedule VII fully executed by all parties thereto;

(e) The Seller shall deliver a true and correct copy of a certificate of Mr. Barakett certifying that, attached thereto, are true and complete copies of all resolutions adopted by the unanimous consent of the Members of Seller and the Directors of Seller authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents related to the Purchased Assets and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby; and

(f) The executed Transaction Documents and the deliverables set forth in Section 3.07 shall have been delivered by the Seller and true and complete copies thereof shall have been delivered to Buyer.

Section 3.07 Closing Deliveries by the Seller. At or prior to the Closing, the Sellers, or the Company, where applicable, shall deliver or cause to be delivered to Buyer the following:

(a) the Purchased Assets free and clear of all liens and Encumbrances;

(b) a certificate signed by the Seller, dated as the Closing Date, certifying that the conditions specified in Section 3.06 have been fulfilled;

(c) the resignation of David Barakett (“Mr. Barakett”) from his position of Manager of Buyer and Mr. Barakett shall provide any other documentation reasonably required by Buyer to be submitted to the City or the BCC in connection with memorializing this resignation;

(d) such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement; and

(e) Seller shall physically quit and surrender possession of the Licensed Premises in good order and condition, removing all debris, rubbish, and personal property from the Licensed Premises (other than the Purchased Assets).

Section 3.08 Closing Deliveries by Buyer. At or prior to the Closing, Buyer shall deliver or cause to be delivered to the Seller the following:

(a) a certificate signed by Buyer, dated the Closing Date, certifying that the conditions specified in Section 3.05 have been fulfilled;

(b) customary instruments acknowledging the satisfaction and cancellation of the Loan Documents and Contemporaneous Loan; and

(c) a certificate signed by Buyer, dated the Closing Date, certifying that the Members have approved the purchase of the Purchased Assets and containing the name and signature of a Manager of the Buyer.

Section 3.09 Regulatory Rejection. In the event Buyer is unable, through no fault of the Seller, to acquire the required Local License and State License to purchase the Purchased Assets in accordance with the terms and conditions of this Agreement and begin operations at the Licensed Premises, Buyer shall utilize best efforts to designate an affiliated third-party entity to apply for the required licenses and purchase the Purchased Assets in accordance with this Agreement and Applicable Laws. In the event Buyer and Buyer’s designated third-party entity are both rejected from receiving the required licenses, the Parties agree to utilize best efforts to negotiate in good faith an amendment to this Agreement to permit the Closing in a manner satisfactory to all Parties.

ARTICLE IV

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this Article IV are true and correct as of the date hereof.

Section 4.01 Organization and Authority of Seller. Seller is a duly organized non-profit mutual benefit corporation, validly existing, and in good standing under the laws of the State of California. Seller has full legal power and authority to enter into this Agreement and the Transaction Documents and to carry out its obligations and to consummate the transactions contemplated herein. This Agreement and the Transaction Documents constitute legal, valid, and binding obligations of Seller enforceable against Seller in accordance with their respective terms.

Section 4.02 No Conflicts or Consents. The execution, delivery, and performance by Seller of this Agreement and the Transaction Documents, and the consummation of the transactions contemplated herein, do not and will not: (a) violate or conflict with any provision of any Applicable Law applicable to Seller, the Business, or the Purchased Assets; (b) require the consent, notice, declaration, or filing with or other action by any Person or require any Permit, or order of any Governmental Authority; (c) violate or conflict with, result in the acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel any Contract to which Seller is a party or by which Seller or the Business is bound or to which any of the Purchased Assets are subject (including any Assigned Contract); or (d) result in the creation or imposition of any Encumbrance on the Purchased Assets.

Section 4.03 Undisclosed Liabilities. With the exception of the Assumed Liabilities and the Known Liabilities Seller has no other Liabilities with respect to the Business, except those which have been incurred in the ordinary course of business consistent with past practice and which are not, individually or in the aggregate, exceeding an amount of Twenty-Five Thousand Dollars ($25,000.00). In no way shall Seller be excused from indemnity obligations for any liabilities less than Twenty Five Thousand Dollars ($25,000.00).

Section 4.04 Absence of Certain Changes, Events, and Conditions. Other than in the ordinary course of business consistent with past practice, there has not been any change, event, condition, or development that is, or could reasonably be expected to be, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of the Business; or (b) the value of the Purchased Assets. Seller agrees to use all commercially reasonable efforts to conduct business in good faith and timely pay all bills as they become due until the Transition Date

Section 4.05 Assigned Contracts. Each Assigned Contract is valid and binding on Seller in accordance with its terms and is in full force and effect. Neither Seller nor, to Seller’s knowledge, any other party thereto is: (a) in breach of or default pursuant to any Assigned Contract; (b) had been alleged to be in breach of or default pursuant to an Assigned Contract; or (c) has provided or received any notice of any intention to terminate any Assigned Contract. No event or circumstance has occurred that would constitute an event of default under any Assigned Contract or result in a termination thereof. Complete and correct copies of each Assigned Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to Buyer. There are no disputes pending or threatened under any Assigned Contract.

Section 4.06 Title to Purchased Assets. Seller has good and valid title to all of the Purchased Assets, free and clear of Encumbrances.

Section 4.07 Condition and Sufficiency of Assets. Each item of Tangible Personal Property is structurally sound, is in good operating condition and repair, and is adequate for the uses to which it is being put, and no item of Tangible Personal Property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The Purchased Assets are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property, and assets necessary to conduct the Business as currently conducted. None of the Excluded Assets are material to the Business.

Section 4.08 Inventory. All Inventory consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective, or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established.

Section 4.09 Accounts Receivable. The Accounts Receivable: (a) have arisen from bona fide transactions entered into by Seller involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; and (b) constitute only valid, undisputed claims of Seller not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice.

Section 4.10 Legal Proceedings; Order of Governmental Authorities. There are no Actions pending or, to Seller’s knowledge, threatened against or by Seller: (a) relating to or affecting the Business, the Purchased Assets, or the Assumed Liabilities; or (b) that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by the Transaction Documents. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action. Seller is in compliance with all orders of all Governmental Authorities against, relating to, or affecting the Business or the Purchased Assets.

Section 4.11 Compliance with Laws. Seller is in compliance with all Applicable Law applicable to the conduct of the Business as currently conducted or the ownership and use of the Purchased Assets.

Section 4.12 Taxes. All Taxes due and owing by Seller have been, or will be, timely paid. No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Seller. All Tax Returns (with respect to the Business) required to be filed by Seller for any tax periods prior to Closing have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete, and correct in all respects.

Section 4.13 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Seller.

Section 4.14 Full Disclosure. No representation or warranty by Seller in this Agreement and no statement contained in the Disclosure Schedule to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE V

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article V are true and correct as of the date hereof.

Section 5.01 Organization and Authority of Buyer. Buyer is a duly organized corporation, validly existing, and in good standing under the laws of Canada. Buyer has full legal power and authority to enter into this Agreement and the Transaction Documents, to carry out its obligations, and to consummate the transactions contemplated herein. This Agreement and the Transaction Documents constitute legal, valid, and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms.

Section 5.02 No Conflicts; Consents. The execution, delivery, and performance by Buyer of this Agreement and the Transaction Documents, and the consummation of the transactions contemplated herein, do not and will not: (a) violate or conflict with any provision of any Applicable Law; or (b) require the consent, notice, declaration, or filing with or other action by any Person or require any Permit, or order of any Governmental Authority.

Section 5.03 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Buyer.

Section 5.04 Legal Proceedings. There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

ARTICLE VI

ARTICLE V COVENANTS

Section 6.01 Confidentiality. From and after the Closing, Seller shall, and shall cause its Representatives to hold, in confidence any and all information, whether written or oral, concerning the Business, except to the extent that Seller can show that such information: (a) is generally available to and known by the public through no fault of Seller or its Representatives; or (b) is lawfully acquired by Seller or its Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual, or fiduciary obligation. If Seller or its Representatives are compelled to disclose any information by order of Governmental Authority or Applicable Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which is legally required to be disclosed, provided that Seller shall use reasonable best efforts to obtain as promptly as possible an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 6.02 Bulk Sales Laws. The parties hereby waive compliance with the provisions of Division 6 of the California Uniform Commercial Code relating to bulk sales and the provisions of any other bulk sales, bulk transfer, or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer. Any Liabilities arising out of the failure of Seller to comply with the requirements and provisions of any bulk sales, bulk transfer, or similar Laws of any jurisdiction which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

Section 6.03 Receivables. From and after the Closing, if Seller or any of its Affiliates receives or collects any funds relating to any Accounts Receivable or any other Purchased Asset, Seller or its Affiliate shall remit such funds to Buyer within five (5) business days after its receipt thereof. From and after the Closing, if Buyer or its Affiliate receives or collects any funds relating to any Excluded Asset, Buyer or its Affiliate shall remit any such funds to Seller within five (5) business days after its receipt thereof.

Section 6.04 Transfer Taxes. All sales, use, registration, and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Transaction Documents, if any, shall be borne and paid by Buyer when due. Seller shall, at its own expense, timely file any Tax Return or other document with respect to Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

Section 6.05 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances, and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the other Transaction Documents.

ARTICLE VII

ARTICLE VI INDEMNIFICATION

Section 7.01 Survival. All representations, warranties, covenants, and agreements contained herein and all related rights to indemnification shall survive the Closing.

Section 7.02 Indemnification by Seller. Subject to the other terms and conditions of this Article VII, Seller shall indemnify and defend Buyer (and/or Buyer’s Representatives) against, and shall hold each of them harmless from and against, any and all Losses, incurred or sustained by, or imposed upon, the Buyer (and/or Buyer’s Representatives) based upon, arising out of, or with respect to:

(a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement, any Transaction Document, or any schedule, certificate, or exhibit related thereto, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b) any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Seller pursuant to this Agreement, any Transaction Document, or any schedule, certificate, or exhibit related thereto;

(c) any Third-Party Claim based upon, resulting from, or arising out of the Business, operations, properties, assets, or obligations of Seller or any of its Affiliates (other than the Purchased Assets or Assumed Liabilities) conducted, existing, or arising on or prior to the Closing Date.

Section 7.03 Indemnification by Buyer. Subject to the other terms and conditions of this Article VII, Buyer shall indemnify and defend each of Seller (and/or Seller’s Representatives) against, and shall hold each of them harmless from and against any and all Losses incurred or sustained by, or imposed upon, the Seller (and/or Seller’s Representatives) based upon, arising out of, or with respect to:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement, the Transaction Documents or any schedule, certificate, or exhibit related thereto as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(b) any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Buyer pursuant to this Agreement or any schedule, certificate, or exhibit related thereto.

Section 7.04 Indemnification Procedures. Whenever any claim shall arise for indemnification hereunder, the Indemnified Party shall promptly provide written notice of such claim to the Indemnifying Party. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a Person who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 7.05 Cumulative Remedies. The rights and remedies provided in this Article VII are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

ARTICLE VIII

ARTICLE VII MISCELLANEOUS

Section 8.01 Notice. Any notice required to be given pursuant to this Agreement shall be in writing and delivered personally to the other designated Party or mailed by certified or registered mail, return receipt requested or delivered by a recognized national overnight courier service, except e-mail may be used for day-to-day operations and contacts but not for ‘notice’ or other communications required under this Agreement or by law.

Section 8.02 Waiver. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 8.03 Severability. In the event that any term, clause, or provision hereof is held invalid or unenforceable by a court of competent jurisdiction, such invalidity shall not affect the validity or operation of any other term, clause or provision and such invalid term, clause or provision shall be deemed to be severed from the Agreement.

Section 8.04 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder, without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. Any purported assignment in violation of this Section shall be null and void. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 8.05 Entire Agreement. This Agreement and the Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Disclosure Schedule (other than an exception expressly set forth as such in the Disclosure Schedules) and the other exhibits and schedules hereto, the statements in the body of this Agreement will control.

Section 8.06 Amendments. Any amendment to this Agreement must be in writing and signed by an authorized person of each Party.

Section 8.07 Surviving Rights. Any rights or obligations of the Parties in this Agreement which, by their nature, should survive termination or expiration of this Agreement will survive any such termination or expiration.

Section 8.08 Further Assurances. Each Party shall, upon the reasonable request of the other Party, promptly execute such documents and perform such acts as may be necessary to give full effect to the terms of this Agreement and the Transaction Documents.

Section 8.09 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their respective Representatives and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

Section 8.10 Interpretation; Headings. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement

Section 8.11 Equitable Relief. Each Party acknowledges that a breach by the Party of this Agreement may cause the other Party irreparable damages, for which an award of damages would not be adequate compensation and agrees that, in the event of such breach or threatened breach, the other Party will be entitled to seek equitable relief, including a restraining order, injunctive relief, specific performance and any other relief that may be available from any court, in addition to any other remedy to which the other Party may be entitled at law or in equity. Such remedies shall not be deemed to be exclusive but shall be in addition to all other remedies available at law or in equity (which are cumulative and may be exercised singularly or concurrently), subject to any express exclusions or limitations in this Agreement to the contrary.

Section 8.12 Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same Agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 8.13 Force Majeure. Neither Party shall be responsible for delays or failure of performance under this Agreement to the extent resulting from causes that are beyond the reasonable control of such Party and which render the continued performance of this Agreement impossible, impractical or illegal, including, but not limited to, fire, flood, explosion, tornado, epidemic, earthquake, snowstorm, ice storm or other act of God, embargo, explosion, malfunction, riots, civil disputes, acts or threatened acts of terrorism or war, failure of the internet or government controls or regulations, lack of availability of source material meeting the qualifications and standards in this Agreement at commercially reasonable prices, and problems or defects in relation to the Internet and/or any telecommunication systems. The existence of such causes of such delay or failure shall extend the period for performance to the extent necessary to enable complete performance in the exercise of reasonable diligence after the causes of delay or failure have been removed.

Section 8.14 Jurisdiction and Disputes.

(a) This Agreement shall be governed and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of California.

(b) In the event of any claim arising out of or relating to any performance required under this Agreement, or the interpretation, validity or enforceability hereof (each, a “Claim”), the Parties shall use their best efforts to settle the Claim. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable resolution satisfactory to the Parties. If the Claim cannot be settled through negotiation within a period of seven (7) days, the Parties agree to attempt in good faith to settle the Claim through mediation, administered by a mediator mutually agreeable to the Parties, before resorting to arbitration. If they do not reach such resolution, or an agreed upon mediator cannot be identified within a period thirty (30) days then upon notice by either Party to the other they shall commence arbitration as set forth below.

(c) The Parties agree to submit any and all Actions, or any dispute related in any way to this Agreement and the services rendered hereunder, to binding arbitration before JAMS. The arbitration shall be held in accordance with the JAMS then-current Streamlined Arbitration Rules & Procedures (and no other JAMS rules), which currently are available at: http://www.jamsadr.com/rules-streamlined-arbitration. The arbitrator shall be either a retired judge, or an attorney who is experienced in commercial contracts and licensed to practice law in California, selected pursuant to the JAMS rules. The Parties expressly agree that any arbitration shall be conducted in the Los Angeles County, California. Each party understands and agrees that by signing this Agreement, such party is waiving the right to a jury. The arbitrator shall apply California substantive law in the adjudication of all Actions. Notwithstanding the foregoing, either party may apply to the Superior Courts located in Los Angeles County, California for a provisional remedy, including but not limited to a temporary restraining order or a preliminary injunction. The application for or enforcement of any provisional remedy by a party shall not operate as a waiver of the Agreement to submit a dispute to binding arbitration pursuant to this provision. In no event shall an Action be adjudicated in Federal District Court. In the event that either party commences an Action in Federal District Court or moves to remove such action to Federal District Court, the Parties hereby mutually agree to stipulate to a dismissal of such Federal Action with prejudice. After a demand for arbitration has been filed and served, the Parties may engage in reasonable discovery in the form of requests for documents, interrogatories, requests for admission, and depositions. The arbitrator shall resolve any disputes concerning discovery. The arbitrator shall award costs and reasonable attorneys’ fees to the prevailing party, as determined by the arbitrator, to the extent permitted by California law. The arbitrator’s decision shall be final and binding upon the Parties. The arbitrator’s decision shall include the arbitrator’s findings of fact and conclusions of law and shall be issued in writing within thirty (30) days of the commencement of the arbitration proceedings. The prevailing party may submit the arbitrator’s decision to Superior Courts located in Los Angeles County for an entry of judgment thereon.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have duly executed this Agreement as of the date set forth below.

THE AIRPORT COLLECTIVE, INC. (“Seller”)		NMG LONG BEACH, LLC (“Buyer”)

By:	/s/ David Barakett	By:	/s/ Stephen ‘Trip’ Hoffman

Name:	David Barakett	Name:	Trip Hoffman

Title:	Authorized Signatory	Title:	Authorized Signatory

Dated: June 20, 2019		Dated: June 20, 2019

SCHEDULE I

DEFINITIONS

“Affiliate” of a Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Accounts Receivable” shall mean all accounts receivable held by Seller.

“Action” shall mean any claim, action, causes of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, whether at law or in equity.

“Allocation Schedule” shall mean the allocation schedule attached hereto as Schedule III.

“Applicable Law” shall mean any and all applicable local, state and federal laws, rules and regulations. Notwithstanding anything to the contrary contained herein, the Parties acknowledge that, at the time of the execution of this Agreement, the terms of this Agreement may not comply with the CSA. The Parties acknowledge that a violation of the CSA shall not be deemed to violate Applicable Law as used herein.

“Assigned Contracts” shall mean the Contracts described in the Disclosure Schedule.

“Assignment and Assumption Agreement” shall mean the assignment and assumption agreement attached hereto as Schedule IV, duly executed by Seller, effecting the assignment to and assumption by Buyer of the Purchased Assets and the Assumed Liabilities.

“Assumed Liabilities” shall have the meaning set forth in Section 2.02.

“BAM” shall have the meaning set forth in Section 2.04(a).

“BCC” shall mean the California Bureau of Cannabis Control.

“BCC Approval to Closing” shall have the meaning set forth in Section 3.04(a)(ii).

“Bill of Sale” shall mean the bill of sale attached hereto as Schedule V, duly executed by Seller, transferring the Tangible Personal Property included in the Purchased Assets to Buyer.

“Books and Records” shall mean originals or, where not available, copies, of all books and records, including books of account, ledgers, and general, financial, and accounting records, machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records, and data (including all correspondence with Governmental Authority), sales material and records, strategic plans and marketing, and promotional surveys, material, and research.

“Business” shall mean Seller’s commercial cannabis retail business at the Licensed Premises, including without limitation, cannabis retail, and delivery. For the purpose of clarity, the term “Business” shall not include other commercial cannabis businesses operated by Seller.

“Buyer” shall have the meaning set forth in the recitals of this Agreement.

“Cannabis Inventory” shall mean any Inventory of raw cannabis, cannabis products, cannabis goods, or cannabis byproducts of any kind.

“Cannabis Permit” shall mean any permit for any commercial cannabis activity issued by any local or state agency.

“City” shall mean the City of Long Beach.

“City Approval to Closing” shall have the meaning set forth in Section 3.04(a)(i).

“Closing” shall mean the consummation of the transactions contemplated by this Agreement.

“Closing Date” shall mean a date determined by Buyer, but in no event later than eighteen (18) months following the Effective Date, when the transactions contemplated by this Agreement shall be consummated.

“Contracts” shall mean all contracts, leases, instruments, notes, commitments, undertakings, indentures, joint ventures, and all other agreements, commitments, and legally binding arrangements, whether written or oral.

“CSA” shall mean 21 U.S.C. § 811, et seq., short titled the Controlled Substance Act and all applicable regulations promulgated thereunder.

“Disclosure Schedule” shall mean the disclosure schedule attached hereto as Schedule II.

“Encumbrance” shall mean a charge, claim, pledge, equitable interest, lien, security interest, restriction of any kind, or other encumbrance.

“Enumerated Assets” shall mean the assets of Seller or any of its Affiliates set forth in the Disclosure Schedule.

“Enumerated Liabilities” shall mean the Liabilities of Seller or any of its Affiliates set forth in the Disclosure Schedule.

“Excluded Assets” shall mean the assets, properties, and rights of Seller specifically identified in the Disclosure Schedule as “Excluded Assets”, which Excluded Assets shall not be part of the Purchased Assets hereunder.

“Excluded Liabilities” shall mean any Liabilities of Seller or any of its Affiliates of any kind or nature whatsoever other than the Assumed Liabilities.

“Governmental Authority” shall mean any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any arbitrator, court, or tribunal of competent jurisdiction.

“Indemnified Party” shall mean the Party entitled to indemnification pursuant to Article VII of this Agreement.

“Indemnifying Party” shall mean the Party from whom indemnification is sought pursuant to Article VII of this Agreement.

“Inventory shall mean all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts, and other inventories. Notwithstanding anything to the contrary, Inventory shall include Cannabis Inventory only as permitted in accordance with Applicable Law.

“Liabilities” shall mean liabilities, obligations, or commitments of any nature whatsoever, whether asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise.

“Licensed Premises” shall have the meaning set forth in Section 3.02.

“Litigation Loan” shall mean the loan documentation executed contemporaneous herewith attached to the Settlement Agreement as Exhibit E.

“Loan Documents” shall have the meaning set forth in Section 2.04(a).

“Local License” shall have the meaning set forth in Section 3.02.

“Losses” shall mean losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorneys’ fees.

“Mr. Barakett” shall have the meaning set forth in Section 3.07(c).

“Party” and “Parties” shall have the meanings set forth in the recitals of this Agreement.

“Permits” shall mean all permits, licenses and authorizations, to the extent transferable.

“Person” shall mean an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

“Pre-Approvals” shall have the meaning set forth in Section 3.02.

“Pre-Closing Liabilities” shall have the meaning set forth in Section 2.03(c)(i)

“Principal Amount” shall have the meaning set forth in Section 2.04(a).

“Prior Agreement” shall have the meaning set forth in Section 2.04(a).

“Purchased Assets” shall have the meaning set forth in Section 2.01.

“Purchase Price” shall mean the purchase price set forth in Section 2.04 of this Agreement and in the Disclosure Schedule.

“Repayment Rights” shall mean all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums, and fees (including any such item relating to the payment of Taxes).

“Representatives” shall mean a Party’s and such Party’s Affiliates’ shareholders, members, managers, officers, directors, employees, consultants, representatives, agents and legal advisors.

“Regulatory Pre-Approval” shall have the meaning set forth in Section 3.02.

“Revenue” shall mean the income of the Seller from the Seller’s normal business activities.

“Seller” shall have the meaning set forth in the recitals of this Agreement.

“Share Value Calculation” shall have the meaning set forth in Section 2.04(b).

“State License” shall have the meaning set forth in Section 3.02.

“Tangible Personal Property” shall mean all furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers, telephones, and other tangible personal property.

“Taxes” shall mean all federal, state, local, foreign, and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, property (real or personal), customs, duties, or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions, or penalties with respect thereto.

“Tax Returns” shall mean all returns, declarations, reports, information returns and statements, and other documents relating to Taxes (including amended returns and claims for refund).

“Third-Party Claim” shall mean notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative thereof.

“Transaction Documents” shall mean the Master Settlement and Release Agreement, the Loan Documents (Exhibit A to the Master Settlement and Release Agreement), the Litigation Loan (Exhibit E to the Master Settlement and Release Agreement), this Agreement, the Disclosure Schedule (attached to this Agreement as Schedule II); the Allocation Schedule attached to this Agreement as Schedule III); the Assignment and Assumption Agreement attached to this Agreement as Schedule IV); the Bill of Sale (attached to this Agreement as Schedule V); the License Agreement (attached to this Agreement as Schedule VI); the Lease Assignment Agreement (attached to this Agreement as Schedule VII); the Management Assignment and Assumption Agreement (attached to this Agreement as Schedule VIII); the Barakett Consulting Agreement (attached to this Agreement as Schedule IX); the Contemporaneous Loan (attached to this Agreement as Schedule X) and all other exhibits, schedules and documents referenced in this Agreement.

“Transition Date” shall have the meaning set forth in Section 2.03.

“Withheld Shares” shall have the meaning set forth in Section 2.04(b).